

Mail Stop 4561

March 31, 2010

Gary S. Barancik
Chief Executive Officer
BPW Acquisition Corp.
750 Washington Boulevard
Stamford, CT 06901

> **Re:** **BPW Acquisition Corp.**
> **Preliminary Revised Proxy Statement on Schedule 14A**
> **Filed March 30, 2010**
> **File No. 001-33979**

Dear Mr. Barancik:

We have reviewed your letters dated March 30, 2010 and have the following comments.

General

1.   We refer to your response to prior comment 2. Please disclose the positions of all holders who provided you with the agreements described in this response. Please also tell us the nature and the source of the consideration given in exchange for these agreements.

The Warrant Amendment

Description of the Warrant Amendment, page 7

2.   We refer to your response to prior comment 3. We cannot concur with the views expressed in that response. We note in particular that your response does not take into account the fact that (a) the consent solicitation is taking place within the broader context of a merger, consummation of which is a condition to the effectiveness of the proposed Warrant Amendment, and (b) the consent solicitation is being coupled with a registered exchange offer, in which the BPW Warrant holders are effectively being asked to make an election between retaining their existing warrants, as modified by the Warrant Amendment, or tendering their BPW Warrants in the registered exchange offer. Furthermore, the no-action

letters you cite in support of the application of Section 3(a)(9) to the offer and sale of the warrants to acquire Talbots Common Stock arising as a result of the consent solicitation each address the assumption by an acquiror of obligations under convertible debt in circumstances where the parties sought to apply Section 3(a)(9) to the issuance of acquiror securities upon exercise of the convertible debt.

3.   We refer to your response to prior comment 5. We note that you have not included in your disclosure your entire argument relating to the reduction of the number of Warrant Shares issuable upon exercise, as it appeared in your letter dated March 25, 2010. Please include this entire argument in your disclosure. The omitted portion of your argument addresses why you believe that these actions are mere "clarifications" of the terms of the Warrant Agreement.

                        *   *   *   *

        Please direct any questions or comments to Michael F. Johnson, Staff Attorney, at (202) 551-3477 or to the undersigned at (202) 551-3503. You may also contact the Legal Branch Chief, Mark P. Shuman, at (202) 551-3462 if you thereafter have any other questions.

                                        Sincerely,

                                        David L. Orlic
                                        Attorney-Advisor

cc: Via Facsimile (212) 403-2341
        Matthew M. Guest, Esq.
        Wachtell, Lipton, Rosen & Katz